Exhibit 99.1

ASX ANNOUNCEMENT

21 July 2017

Genetic Technologies Receives Nasdaq Deficiency Notice

Melbourne, Australia, 21 July 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), today announced that on 20 July 2017, it received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market, notifying the Company that its closing bid price has been below the minimum $US1.00 per share requirement for a period of 30 consecutive business days and that the Company has not met the minimum bid price requirement of $US1.00 per share for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).

The Notice stated that in accordance with the Rules the Company has 180 calendar days, or until 15 January 2018, to regain compliance. To regain compliance with the minimum bid price requirement, the Company’s securities must meet or exceed the $US1.00 per share price for 10 consecutive business days.

This deficiency notice does not immediately affect the Company’s Nasdaq listing.

If the Company does not regain compliance with the Rules by 15 January 2018, Nasdaq will determine whether the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. If it meets the initial listing criteria and upon written notice of the Company of its intention to cure the deficiency, Nasdaq will notify the Company that it has been granted an additional 180 calendar days compliance period. If the Company is not eligible for an additional compliance period, Nasdaq will provide written confirmation that the Company’s securities will be delisted from The Nasdaq Capital Market.

The relevant Listing Rules are:-

•                  5550(a)(2) - bid price

•                  5810(c)(3)(A) - compliance period

•                  5810(b) - public disclosure

•                  5505 - Capital Market criteria

These Rules only apply to the Company’s securities trading on The Nasdaq Capital Market and not the Company’s ordinary shares trading on the Australian Securities Exchange, the Company’s home exchange.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050